Aditx Therapeutics, Inc.

2569 Wyandotte St., Suite 101

Mountain View, CA 94043

February 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert

Re:	Aditx Therapeutics, Inc. Registration Statement on Form S-1 Filed on February 4, 2021 File No. 333-252711

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Aditx Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Wednesday, February 10, 2021, or as soon thereafter as possible.

Please notify Richard A. Friedman or Alexander T. Yarbrough of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 or (212) 653-8182, respectively, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Respectfully submitted,

ADITX THERAPEUTICS, INC.

By:	/s/ Amro Albanna
Name:	Amro Albanna
Title:	Chief Executive Officer